Exhibit 99.1

Moolec Science Secures Regulatory Approval for
Safflower GLASO Technology in Argentina, Expands U.S.
Acreage, and Strengthens Leadership with CFO
Appointment

Warwick, United Kingdom. September 11, 2025. Moolec Science Limited, a wholly-owned subsidiary of Moolec Science SA (NASDAQ:MLEC; “the Company”; “Moolec”), an innovation-driven company engineering plants and microbes to unlock scalable protein solutions for the global food industry, today announced regulatory approval in Argentina for its safflower GLASO1 technology, the expansion of U.S. acreage to support revenue-generating activities, and the appointment of a new Chief Financial Officer to strengthen its leadership team.

Regulatory Milestone for GLASO1 Technology in Argentina

In Argentina, the National Service for Agri-Food Health and Quality (SENASA) granted feed and food approval for Moolec’s proprietary Safflower GLASO1 technology. This milestone enables the Company to expand its unique safflower crop enriched in gamma-linolenic acid (GLA), a high-value specialty oil with nutritional and industrial applications. The approval not only validates Moolec’s molecular farming approach in oilseeds, but also establishes the regulatory foundation to support future counter-season supply strategies in Argentina, enhancing supply chain flexibility and positioning the Company for future commercial expansion into new markets.

Expansion of U.S. Safflower Season

In the United States, Moolec is advancing its safflower production season with duplicated acreage compared to last year’s crop. This expansion demonstrates the scalability and reliability of the Company’s GLASO1 technology and is expected to significantly increase commercial inventory. By strengthening its supply base, Moolec is reinforcing its ability to meet the growing demand from leading global players in the pet food and human nutrition industries, while supporting the long-term commercialization of specialty oils.

“The progress of our U.S. safflower season, coupled with the regulatory green light in Argentina, demonstrates Moolec’s ability to execute its science and translate it into scalable, tangible outcomes. These steps directly reinforce our commitment to delivering reliable, high-quality supply to our partners. At the same time, the integration of Mycofood™ expands our technological base beyond molecular farming into fungal precision fermentation, adding a new layer of protein solutions under commercial development in North America and Europe,” said Alejandro Antalich, Chief Executive Officer of Moolec Science.

Strengthening Leadership Team

Moolec has appointed Valeria Falottico as its new Chief Financial Officer, providing continuity after CEO Alejandro Antalich temporarily assumed the role on an interim basis during the Company’s restructuring.

“We are thrilled to welcome Valeria as our new CFO. Her extensive capital markets expertise and proven leadership within Moolec make her the ideal financial steward as we enter our next phase of integration and expansion. Her appointment underscores our commitment to strengthening the trust of both current and new shareholders, while ensuring disciplined capital allocation aligned with our vision for growth,” said Mr. Antalich.

Ms. Falottico brings more than 20 years of experience in consulting, financial services, and capital markets across the U.S., Asia and Latin America. She has held senior leadership roles in multinational organizations, driving capital raising, IPOs, M&A, and other strategic transactions.

She joined Moolec in 2023 and has since held several key leadership roles in financial and compliance reporting. Prior to Moolec, she served in senior positions at NASDAQ trading public company dLocal and PayClip, and earlier spent 17 years at PricewaterhouseCoopers in Argentina and Mexico, advising clients worldwide. She holds an Accounting degree and an MBA from IAE Business School.

“I am honored to assume the role of CFO at such a pivotal time for Moolec,” said Ms. Falottico. “I look forward to contributing to the Company’s growth, financial discipline, and long-term value creation for all stakeholders.”

Expanding Protein Technology Portfolio

Moolec has completed the integration of Mycofood™, now structured as a dedicated platform for fungal-based alternative proteins via precision fermentation. The platform’s lead fungal protein ingredient is advancing through commercial development with applications under evaluation by leading food industry partners in North America and Europe. This diversification complements Moolec’s molecular farming programs, enhancing its ability to capture value across multiple next-generation protein production systems.

These milestones reinforce the Company’s position as an emerging leader at the intersection of biotechnology and food production, supported by a differentiated portfolio designed to deliver sustainable growth and long-term shareholder value.

About Moolec Science SA

Moolec Science is an innovation-driven company engineering plants and microbes to unlock scalable protein solutions for the global food system. By integrating Molecular Farming and precision fermentation, Moolec combines the cost efficiency of crops with the functionality and nutrition of animal proteins, creating sustainable and commercially viable ingredients. The Company’s diversified pipeline includes alternative proteins, bioactive compounds, nutritional oils, and biological inputs for regenerative agriculture. Moolec has a robust intellectual property portfolio with more than 118 granted and pending patents across multiple technology platforms. With operations spanning the United States, Europe and South America, Moolec is advancing a seed-to-ingredient approach designed to transform the future of food production. Moolec is publicly listed on Nasdaq under the ticker “MLEC.” For more information, please visit www.moolecscience.com and ir.moolecscience.com.

Forward Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Science’s Contacts:

●	Press & Media inquiries: comms@moolecscience.com

●	Investor Relations inquiries: ir@moolecscience.com

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